UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MONSTER BEVERAGE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.005 par value
(Title of Class of Securities)
61174X109
(CUSIP Number of Class of Securities)
Paul J. Dechary, Executive Vice President & General Counsel
Monster Beverage Corporation
1 Monster Way
Corona, California 92879
(951) 739-6200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
Andrew M. Levine
Rory T. Hood
Jones Day
250 Vesey Street
New York, New York 10281
(212) 326-3939
Roxane F. Reardon
Marisa D. Stavenas
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Monster Beverage Corporation, a Delaware corporation (“Monster” or the “Company”), to purchase for cash shares of its common stock, par value $0.005 per share, for an aggregate purchase price of up to $3.0 billion, at a purchase price of not less than $53.00 nor greater than $60.00 per share, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 8, 2024 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.
Item 1.   Summary Term Sheet.
The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   Monster Beverage Corporation is the filing person. The address of the Company’s principal executive offices is 1 Monster Way, Corona, California 92879, and the telephone number is (951) 739-6200.
(b)   The subject securities are shares of Monster Beverage Corporation’s common stock. As of April 22, 2024, there were 1,041,725,628 shares of the Company’s common stock issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.
(c)   Information about the trading market and price of the shares of the Company’s common stock set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)   Monster Beverage Corporation is the filing person. The business address and telephone number of Monster is set forth under Item 2(a) above. The names and business addresses of the directors and executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of the Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” and such information is incorporated by reference.
Item 4.   Terms of the Transaction.
(a)   The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Section 12 — Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” “Section 14 — Certain Material United States Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.
(b)   Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements.
(e)   The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) and (b)   The Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(c)   Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
(b)   Information regarding the conditions of the Offer and the source of funds set forth in the Offer to Purchase under the headings “Section 7 — Conditions of the Offer,” and “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
(d)   Information regarding the conditions of the Offer and the source of funds set forth in the Offer to Purchase under the headings “Section 7 — Conditions of the Offer,” and “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a) and (b)   The information set forth under the heading “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
(a)   Incorporated herein by reference is the Company’s financial statements that were included as Part II. Item 8 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”). The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.
(b)   Not applicable.
Item 11.   Additional Information.
(a)(1)   The information set forth under the headings “Summary Term Sheet” and “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2)   The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(a)(3)   The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(a)(4)   The information set forth under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 12 — Effects of the Offer on the Market for Shares; Registration Under the Exchange Act” in the Offer to Purchase is incorporated herein by reference.
(a)(5)   There are no material pending legal proceedings relating to the Offer. The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
Item 12.   Exhibits.
Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated May 8, 2024.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Summary Advertisement.
(a)(5)(A)	Press release issued by Monster Beverage Corporation on May 2, 2024 (incorporated by reference to Exhibit 99.1 to our Form 8-K dated May 2, 2024).
(a)(5)(B)	Transcript of applicable portions of our First Quarter 2024 Earnings Call, dated May 2, 2024 (incorporated by reference to Exhibit 99.1 to our Schedule TO-C dated May 2, 2024).
(a)(5)(C)*	Press release issued by Monster Beverage Corporation on May 8, 2024.
(d)(1)	Transaction Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp, The Coca-Cola Company and European Refreshments (incorporated by reference from Exhibit 2.1 to our Form 8-K dated August 18, 2014).
(d)(2)	Amendment to Transaction Agreement, dated as of March 16, 2018, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp., The Coca-Cola Company and European Refreshments (incorporated by reference to Exhibit 2.1 to our Form 8-K dated March 20, 2018).
(d)(3)	Asset Transfer Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation and The Coca-Cola Company Refreshments (incorporated by reference from Exhibit 2.2 to our Form 8-K dated August 18, 2014).
(d)(4)	Form of Indemnification Agreement (to be provided by Monster Beverage Corporation to its directors and officers) (incorporated by reference to Exhibit 10.1 to our Form 8-K dated June 11, 2019).
(d)(5)	Form of Restricted Stock Unit Agreement pursuant to the Monster Beverage Corporation 2017 Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to our Form 10-K dated March 1, 2021).

Exhibit Number	Description
(d)(6)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated August 9, 2011).
(d)(7)	Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K dated May 24, 2011).
(d)(8)	Employment Agreement between Monster Beverage Corporation and Rodney C. Sacks (incorporated by reference to Exhibit 10.1 to our Form 8-K dated March 19, 2014).
(d)(9)	Employment Agreement between Monster Beverage Corporation and Hilton H. Schlosberg (incorporated by reference to Exhibit 10.2 to our Form 8-K dated March 19, 2014).
(d)(10)	Form of Stock Option Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to our Form 10-K dated March 1, 2018).
(d)(11)	Form of Stock Option Agreement of Co-Chief Executive Officers for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to our Form 10-K dated March 1, 2018).
(d)(12)	Form of 2020 Annual Incentive Award Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 11, 2020).
(d)(13)	Form of Performance Share Unit Award Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Form 10-Q dated May 11, 2020).
(d)(14)	Form of Restricted Stock Unit Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to our Form 10-K dated March 1, 2021).
(d)(15)	Form of Restricted Stock Unit Agreement of Co-Chief Executive Officers for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.14 to our Form 10-K dated March 1, 2021).
(d)(16)	Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A, filed April 21, 2020).
(d)(17)	Monster Beverage Corporation 2017 Compensation Plan for Non-Employee Directors as Amended and Restated on February 23, 2022 (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 6, 2022).
(d)(18)	Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.2 to our Form S-8 dated June 21, 2017).
(d)(19)	Amended and Restated Monster Beverage Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.14 to our Form 10-K dated March 1, 2018).
(d)(20)	Form of Stock Option Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 7, 2021).
(d)(21)	Form of Annual Incentive Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Form 10-Q dated May 7, 2021).
(d)(22)	Form of Performance Share Unit Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to our Form 10-Q dated May 7, 2021).
(d)(23)	Form of Restricted Stock Unit Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to our Form 10-Q dated May 7, 2021).

Exhibit Number	Description
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MONSTER BEVERAGE CORPORATION
By:
/s/ Thomas J. Kelly

Name:
Thomas J. Kelly

Title:
Chief Financial Officer

Date: May 8, 2024

INDEX TO EXHIBITS
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 8, 2024.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement.
(a)(5)(A)	Press release issued by Monster Beverage Corporation on May 2, 2024 (incorporated by reference to Exhibit 99.1 to our Form 8-K dated May 2, 2024).*
(a)(5)(B)	Transcript of applicable portions of our First Quarter 2024 Earnings Call, dated May 2, 2024 (incorporated by reference to Exhibit 99.1 to our Schedule TO-C dated May 2, 2024).*
(a)(5)(C)	Press release issued by Monster Beverage Corporation on May 8, 2024.
(d)(1)	Transaction Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp, The Coca-Cola Company and European Refreshments (incorporated by reference from Exhibit 2.1 to our Form 8-K dated August 18, 2014).*
(d)(2)	Amendment to Transaction Agreement, dated as of March 16, 2018, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp., The Coca-Cola Company and European Refreshments (incorporated by reference to Exhibit 2.1 to our Form 8-K dated March 20, 2018).*
(d)(3)	Asset Transfer Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation and The Coca-Cola Company Refreshments (incorporated by reference from Exhibit 2.2 to our Form 8-K dated August 18, 2014).*
(d)(4)	Form of Indemnification Agreement (to be provided by Monster Beverage Corporation to its directors and officers) (incorporated by reference to Exhibit 10.1 to our Form 8-K dated June 11, 2019).*
(d)(5)	Form of Restricted Stock Unit Agreement pursuant to the Monster Beverage Corporation 2017 Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to our Form 10-K dated March 1, 2021).*
(d)(6)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated August 9, 2011).*
(d)(7)	Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K dated May 24, 2011).*
(d)(8)	Employment Agreement between Monster Beverage Corporation and Rodney C. Sacks (incorporated by reference to Exhibit 10.1 to our Form 8-K dated March 19, 2014).*
(d)(9)	Employment Agreement between Monster Beverage Corporation and Hilton H. Schlosberg (incorporated by reference to Exhibit 10.2 to our Form 8-K dated March 19, 2014).*
(d)(10)	Form of Stock Option Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to our Form 10-K dated March 1, 2018).*
(d)(11)	Form of Stock Option Agreement of Co-Chief Executive Officers for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to our Form 10-K dated March 1, 2018).*
(d)(12)	Form of 2020 Annual Incentive Award Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 11, 2020).*

Exhibit Number	Description
(d)(13)	Form of Performance Share Unit Award Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Form 10-Q dated May 11, 2020).*
(d)(14)	Form of Restricted Stock Unit Agreement for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to our Form 10-K dated March 1, 2021).*
(d)(15)	Form of Restricted Stock Unit Agreement of Co-Chief Executive Officers for grants under the Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.14 to our Form 10-K dated March 1, 2021).*
(d)(16)	Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A, filed April 21, 2020).*
(d)(17)	Monster Beverage Corporation 2017 Compensation Plan for Non-Employee Directors as Amended and Restated on February 23, 2022 (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 6, 2022).*
(d)(18)	Monster Beverage Corporation Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.2 to our Form S-8 dated June 21, 2017).*
(d)(19)	Amended and Restated Monster Beverage Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.14 to our Form 10-K dated March 1, 2018).*
(d)(20)	Form of Stock Option Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 7, 2021).*
(d)(21)	Form of Annual Incentive Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Form 10-Q dated May 7, 2021).*
(d)(22)	Form of Performance Share Unit Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to our Form 10-Q dated May 7, 2021).*
(d)(23)	Form of Restricted Stock Unit Award Agreement for grants under the Monster Beverage Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to our Form 10-Q dated May 7, 2021).*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.

*
Previously filed.